Supplier Agreement

General Terms and Conditions

This Supplier Agreement (the "Agreement"), made and entered into by and between Vault-IC France, a corporation duly organized and existing under the laws of France and having its principal offices at Arteparc de Bachasson BALA, rue de la Carrier° de Bachasson CS 60024, 13590 Meyreuil, France, (hereinafter referred to as "VIC") and UTAC Headquarters Pte. Ltd., a corporation duly organized and existing under the laws of Singapore, and having its principal offices at 22 Ang Mo Kb Industrial Park 2, Singapore 569506 (hereinafter referred to as "UHQ").

WITNESSETH

WHEREAS, VIC is engaged in the business of designing, developing, manufacturing, selling, marketing and distributing integrated circuits for applications within the contactless payment and mobile markets.

WHEREAS, UHQ and its Affiliates (as defined below) are engaged in the business of providing wafer sorting, assembly, test and related services in the semiconductor industry, including warehouse and logistics services.

WHEREAS, VIC desires to enter into the Agreement with UHQ for the purpose of the procurement of wafer sorting, assembly and testing services for semiconductor devices from UHQ andfor its Affiliates and UHQ desires to enter into the Agreement with VIC to provide, through UHQ's Affiliates, the wafer sorting, assembly and testing services for semiconductor devices to VIC.

NOW, THEREFORE, in consideration of the mutual conditions, covenants and promises contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1.                 Definitions

Definitions of terms used in this Agreement are as follows:

1.1	"Affiliate" of a party shall mean any company which, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with that party.

1.2	"Agreement" means these general terms and conditions, the Specific Terms and the schedules hereto.

1.3	"Specific Terms" means the additional terms and conditions agreed by the parties with respect to the subject-matter hereof, amending and completing this Agreement.

1.4	"Effective Date" means the date when this Agreement is signed by both parties.

1.5	"Contracted Services" means any or combination of the following services provided by UHQ to VIC

a)	wafer sorting (testing)

b)	assembly

c)	final electrical testing

d)	finished product packing

e)	drop shipment to VIC and VIC's customers

1.6	"Contract Package" means IC package that UHQ assembles and tests on VIC's behalf pursuant to this Agreement.

1.7	"Control" of a company shall mean the direct or indirect ownership of more than fifty percent (50%) of such company's capital or equivalent voting rights.

1.8	"Supplied Material" means the materials and component parts (to be used in the wafer sort and assembly) supplied by or for VIC to UHQ for purposes of performance of the Contract Services.

1.9	"Technical Information" means, including without limitation, all technical knowledge, know-how, specifications, materials and information owned or used by VIC or UHQ, to be used in Contract Services provided by UHQ.

1.10	"Technical Support" means the technical information and technical support activities provided by VIC to UHQ prior to, or during, UHQ's production of the Contracted Services.

1.11	"Company Property Rights" means, including without limitation, all rights to the patent owned, or applied for, and improvements, by VIC or UHQ, or used for, or applied to, the Contracted Services.

1.12	"Equipment" means testers and probe cards provided by VIC.

Article 2.                 Obligations

2.1	Both parties shall make efforts to maintain fair transaction relation based on mutual trust by observing, and faithfully executing, this Agreement and related Individual Agreement.

2.2	In addition, the parties shall perform the obligations set out in the Specific Terms.

2.3	UHQ shall perform the testing services hereunder in a dedicated secured area.

Article 3.                 Purchase Orders

3.1	Placing orders shall be constituted by VIC's delivering purchase order to UHQ.

3.2	VIC shall provide a six (6) month rolling forecast to UHQ on a monthly basis.

3.3	Should there be a substantive change in the market conditions, both parties hereto shall negotiate and agree in good faith to a change of the ordered quantities.

3.4	If VIC desires to cancel ordered quantity, VIC may do so by giving UHQ written notice of such request for cancellation at least two (2) weeks before UHQ's commencement of production of the ordered quantity.

3.5	In event of cancellation per item 3.4, UHQ will make every effort to (a) cancel any and all materials that have been ordered by UHQ prior to such cancellation to support VIC forecast; (b) include such materials in UHQ's buffer stock of components; and/or (c) apply such materials for other UHQ operations. For those components which have been specifically procured by UHQ in furtherance of VIC's first two months of rolling forecast and which cannot be cancelled or reapplied by UHQ In accordance with the foregoing sentence, VIC will compensate the cost of all such materials to UHQ at their net book value upon material has expired.

3.6	UHQ may not perform the Contracted Services without prior receipt of VIC's purchase order.

3.7	If, upon receipt of VIC's purchase order, UHQ desires to change the planned quantity and packages or otherwise has any objection, UHQ may advise VIC of the details through the agreed communication means for negotiation and adjustment within seven (7) days after receiving the purchase order. For this avoidance of doubt, the foregoing sentence shall not affect UHQ's obligation to perform the committed Contracted Services, in accordance with the Technical Specifications.

3.8	UHQ shall acknowledge receipt of each order placed by VIC in conformity with this Agreement within five (5) days from receipt of said order. In case UHQ does not answer within this five (5) days period, the VIC's requested delivery date will become the delivery date of the Order, provided VIC delivers the required materials to process the Order at the indicated date

Article 4.                 Approval of Ordered Goods Quality and Process Change

4.1	UHQ can begin mass production only after quality evaluation items required by VIC have been satisfied (approved) prior to mass production. Detailed matters pertaining to evaluation methods and procedures shall be delivered to UHQ by VIC before evaluation and shall form part of this Agreement.

4.2	UHQ shall provide the Contracted Services in accordance with the specification approved by VIC and, unless written approval is obtained from VIC, UHQ cannot change any design, facilities, materials and specifications approved by VIC.

4.3	Upon written notice provided by VIC to UHQ, UHQ shall allow VIC to audit, periodically or at any reasonable time, the status of production progress and process control (including quality control, facility management, environment management, document control, and testing and calibration of equipment). For purposes of this clause, VIC may provide notice of such audit by email. VIC will use all reasonable efforts to ensure that such audits do not unduly interfere with UHQ's other production activities.

4.4	If VIC, periodically or at any time, requests UHQ to present information and other materials related to the Contracted Services, UHQ shall as soon as reasonably practicable provide VIC with detailed materials relating to VIC's request, unless there are justifiable reasons which UHQ shall reasonably explain to VIC in writing.

Article 5.                 Delivery

5.1	UHQ shall, along with related invoices, deliver ordered products by the delivery date and to the place specified in the purchase order issued by VIC.

5.2	Frequency of product delivery shall be agreed between the parties and shall be consistent with any schedule agreed between the parties. UHQ will send shipment pre-alerts via email to VIC.

5.3	All shipment of the Ordered Package by UHQ to VIC will be made on the terms of Ex-works UHQ.

Article 6.                 Lead Time

6.1	UHQ commits on the following average manufacturing cycle times:

-       ten (10) days for assembly -test -pack.

Article 7.                 Yield and Quality Control

7.1	UHQ shall make utmost effort to achieve the Assembly yield and quality targets established by VIC.

7.2	If UHQ fails to achieve the yield targets established by the two parties, VIC may request a meeting to discuss appropriate resolution acceptable to VIC. And if UHQ fails to achieve the quality target established by the two parties, UHQ should provide correction action report to VIC.

7.3	If the actual yield as computed on the average assembly yield over a quarterly period fails below the agreed minimum yield target, UHQ has to provide a corrective action report detailing the cause for not meeting the minimum yield target and the action taken to improve the yield above the target. In such case, UHQ shall re-perform the assembly services at no additional charge for VIC for the following quantity of Contract Packages: the quantity of chips on the considered quarter multiplied by the difference between the minimum yield and the actual yield of the considered quarter.

7.4	In the event that any particular lot that has to be scrapped due to UHQ's default, UHQ shall re-perform the assembly services at no additional charge for VIC for the lot that has to he scrapped. If the lot is scrapped and compensation being made to VIC, such lot will not be included in the average yield compensation.

7.5	In addition to the compensation as mentioned in Articles 7.4 and 7.5, case by case, VIC may negotiate with UHQ about a compensation linked to the IC loss.

7.6	The compensations mentioned in Articles 7.4 and 7.6 can occur only if the quantities on a quarter are above one (1) million of Contract Packages.

Article 8.                 Special Acceptance and Shortage

8.1	If any Contracted Package is affected by minor defects, VIC may either reject the Contracted Package and/or specially accept the defective products at the discretion of VIC.

8.2	When agreed by both parties that the quality issue is caused by UHQ only, re-inspection on the Contracted Package delivered to VIC by UHQ, UHQ shall conduct re-inspection within the earliest time possible. Re-inspection process is based on the agreement, case by case, which is agreed with both parties, in accordance with the Specific Terms and the Technical Schedule.

8.3	Related expenses such as transportation costs as a result of performing re-inspection described in paragraph 8.2 shall be defrayed by UHQ.

Article 9.                 Financial Terms and Payment

9.1	The subcontract unit price and payment terms for the Contracted Package delivered to VIC by UHQ in accordance with the provisions of Article 5 of this Agreement shall be set forth in the Quotation in Schedule 1.

9.2	UHQ will issue its invoices on completion of the corresponding Contracted Services by UHQ. UHQ may charge for assembly services only with respect to Contracted Packages which are operational and compliant with specifications. VIC will pay undisputed Invoices at 45 days as from the date of UHQ's invoice by VIC.

9.3	At the end of each calendar year, prices will be renegotiated and documented within a new quotation by 2nd of January of the following year.

Article 10.             Prohibition on Manufacture and Sale

10.1	UHQ shall not sell, lease or transfer to third parties other than VIC, the Contracted Package manufactured based on the Technical Information, VIC's design, materials or equipment provided by VIC, and shall not otherwise carry out any activities that will cause damage to VIC.

Article 11.             Confidentiality

11.1	Both parties shall not expose to third parties all Technical Information and other confidential matters provided by the other party in accordance with the provisions of this Agreement, and both parties shall take whatever necessary measures to fulfill such obligation. UHQ recognizes and agrees that Contracted Services relate to contactless payment cards and other form factors. Therefore, compliance by UHQ with security and confidentiality undertakings hereunder is essential.

11.2	If either party violates Article 11.1, the party cannot be exempted from any compensation for damage requested by the other party.

11.3	"Proprietary Information" shall mean any and all information proprietary to VIC or UHQ which is provided as such by each party hereunder (the "disclosing party") to the other party (the "receiving party"), including but not limited to the test tapes, VIC's test equipment, test software and the supporting documents, Disclosing Party's Technical Information, either orally, visually, in writing, or in machine readable formats generated by or for a party using the other's database tapes. In addition, the names and capabilities of both parties' employees shall be considered Proprietary Information. To gain protection under this Agreement as Proprietary Information, the disclosing party must disclose in writing or other permanent form, and clearly and conspicuously mark such information as being Proprietary Information using an appropriate legend. If the disclosing party discloses information in some other form (e.g., orally or visually), the receiving party will protect such information as Proprietary Information to the extent that the disclosing party identifies the information as Proprietary Information at the time of disclosure and provides such Proprietary Information, in writing to the receiving party within thirty (30) days following the original disclosure.

11.4	VIC and UHQ retain their own ownership and rights on the Proprietary Information provided mutually. Both parties shall not use such Proprietary Information for any purposes other than pursuant to this Agreement, and shall keep such Proprietary Information strictly in confidence and shall not disclose such Proprietary to any third party without a prior written consent of VIC and UHQ. The provisions of this Article shall survive termination or expiration of this Agreement for a period of three (3) years thereafter or any longer period of protection by applicable intellectual and/or industrial property rights. For confidentiality purposes, Proprietary Information does not include any information, technical data or know-how which:

a)	is in the possession of or already known to the receiving party, as can be evidenced by receiving party's records;

b)	is or becomes publicly known through no fault of the receiving party;

c)	is rightfully disclosed to the receiving party by a third party without restrictions or confidentiality obligations; and/or

d)	is independently developed by the receiving party without access to such Proprietary Information.

11.5	Upon termination or expiration of this Agreement, VIC and UHQ shall return the original and the copies of any Proprietary Information provided mutually within two (2) weeks from the date of termination or expiration with the signature of representative from both parties which verifies the return of any all the Proprietary Information hereof, and VIC and UHQ shall not make any further use of such information, nor any product incorporating Proprietary Information or each party shall certify in writing to the other party that it has destroyed such Proprietary Information in Its possession.

Article 12.             Audits

12.1	The parties agree that VIC and its affiliates or its external accredited bodies may request for any access to UHQ's manufacturing and/or warehousing sites for the purpose of visit and/or audit. A formal request has to be made prior to such access, with at least seven (7) days prior notice.

Prior notice may be made by email. Except for exceptional circumstances, such visit or audit shall be limited to areas where the Contract Packages are manufactured and/or tested as well as general administration areas normally granted access to such visit and/or audit. UHQ shall provide production documentation to VIC pertaining to the manufacturing of the Contract Packages during such visit and/or audit.

12.2	UHQ shall provide active cooperation to VIC's audits.

12.3	If VIC requests for presentation of related materials prior to, or during, audits, UHQ shall promptly present detailed materials requested by VIC,

Article 13.             Compensation for damage

13.1	If any of the following cases occurs to either party, the affected party may request the other party to compensate for damage pursuant to applicable law:

(a)	Except as otherwise provided in this Agreement, upon completing procedures of placing and receiving orders, VIC or UHQ cancels orders due to reasons attributable to either party, causing damage to the other party.

(b)	Either party provides for the other party with incorrect information and reports leading to the other party's misjudgement.

(c)	VIC or UHQ, due to reasons attributable to either party, violates the provisions of this Agreement.

13.2	If any damage occurs to either party due to Force Majeure described in Article 19 of this Agreement, both parties shall hold negotiations to determine ways of handling damage caused by such situation beyond control.

13.3	If UHQ is unable to deliver ordered quantity by the delivery date agreed between the two parties, UHQ shall notify in advance VIC of such delay and seek agreement on the delay and further advise VIC of the anticipated delayed delivery date. If UHQ unilaterally delays delivery, VIC may request negotiations for appropriate compensation acceptable to VIC.

Article 14.             Warranties

14.1	UHQ warrants that, exclusive of the dies consigned by VIC to UHQ, all deliverables delivered by UHQ to VIC hereunder shall comply with contractual specifications for a period of twelve (12) months from the date of delivery to VIC or VIC's customer.

14.2	UHQ represents and warrants that it shall comply with all security and confidentiality obligations hereunder.

14.3	If UHQ delivers defective Contracted Package not caused by the defects on materials supplied by VIC, UHQ shall promptly repair such defective products under the responsibility, and at the expense of UHQ or replace the defective products with non-defective ones. If defective products cannot be replaced or repaired, VIC is entitled to certain compensation to VIC that is mutually agreed upon, Such compensation shall be negotiated based upon on the value of the UHQ's invoice to VIC for the quantity that VIC intends to scrap. In certain circumstances, VIC may negotiate with UHQ about a compensation linked to the VIC loss.

14.4	In the case of Article 14.3, UHQ shall provide a Corrective Action Report detailing the cause for such defects and the action taken to prevent such defects from occurrence again.

Article 15.             Indemnity

15.1	Either party shall indemnify and hold the other party harmless against any and all liabilities, claims, suits, damages and reasonable costs including attorneys' fees and other legal expenses arising in connection with the activities of the other party under this Agreement.

Article 16.             Insurance

16.1	UHQ shall insure all consigned equipment, dies, components and raw materials, If any, provided by VIC to UHQ and/or used or held by UHQ pursuant to this Agreement against all loss or damages whether caused by negligence, insolvency, fraud or otherwise by any of UHQ, its agents, employees or sub-contractors to which UHQ is subject under this Agreement and UHQ agrees that it shall effect and maintain In force an insurance policy. UHQ shall notify its insurers in writing of all insurance claims as soon as reasonably practicable after the relevant loss or damage.

16.2	UHQ agrees that it shall effect and maintain in force such insurance with a reputable insurance company.

16.3	UHQ shall on the request of VIC from time to time show the factory insurance certificate signed by UHQ's insurer or such insurer's appointed agents confirming that UHQ is insured in accordance with this Article. UHQ shall, during the life of this Agreement, and for a period of one (1) year thereafter:

(a)	administer the insurance policies and UHQ's relationship with its insurers in accordance with good industry practice and at all times to preserve the benefits for VIC set out in this Agreement; and

(b)	do nothing to invalidate any such insurance policy or to prejudice VIC's entitlement there under; and UHQ shall give immediate notice to VIC and any other insured parties in the event of a cancellation or variation in the terms of cover or any material adverse change in UHQ's insurance arrangements that may affect VIC or any other insured party's interest.

Article 17.             Company Property Rights

17.1	If, after the Effective Date of this Agreement and during the term of Agreement, UHQ or its employees achieve technical improvement or invent new system during the process of manufacturing the Contracted Package, UHQ shall promptly report and provide all related information to VIC. If any such new invention that was developed solely by UHQ is to be filed for patent, UHQ may only provide such Information to VIC, subject to confidentiality.

17.2	Both parties may jointly register In any country around the world the patent rights related to above improved technology; and, if both parties desire to use the above patent rights, both parties shall be granted with nonexclusive rights to use the patent rights in all areas, including the contracted areas, regardless of prior to, of after, the termination of Agreement signed between the two parties.

Article 18.             Transfers

18.1	Unless prior approval is obtained from either party in writing, the other party shall not transfer to third parties all rights and obligations arising out of this Agreement or an Individual Agreement.

Article 19.             Force Majeure

19.1	In this clause, "Force Majeure" means an exceptional or circumstances:

(i)	which is beyond a Party's control,

(ii)	which such Party could not reasonably have provided against before entering into this Agreement,

(iii)	which, having arisen, such Party could not reasonably have avoided or overcome, and

(iv)	which is not substantially attributable to the other Party.

Force Majeure shall include, but not limited to events I circumstances such as war, hostilities, riot, revolution, civil unrest, epidemics and quarantines, earthquakes, floods, severe weather conditions, Act of God, the requirements of any government or governmental entity or authority, so long as conditions (i) to (iv) above are satisfied.

19.2	Notice of Force Majeure

(i)	If a Party is or will be prevented from performing any of its obligations under this Agreement by Force Majeure, then it shall give notice to the other Party of the event and circumstances constituting the Force Majeure and shall specify the obligations, the performance of which is or will be prevented. The notice shall be given within three (3) days after the Party became aware, or should have become aware, of the relevant event or circumstance constituting the Force Majeure.

(ii)	The Party shall, having given notice, be excused performance of such obligations for so long as such Force Majeure prevents it, notwithstanding due diligence and the taking of all reasonable steps to do so, from performing them.

(iii)	Notwithstanding any other provision of this Clause, Force Majeure shall not apply to obligations of either Party to make payments to the other Party under this Agreement.

19.3	Duty to Minimize Delay

(i)	Each Party shall at all times use all reasonable endeavours to minimize any delay in the performance of this Agreement as a result of Force Majeure.

(ii)	A Party shall give notice to the other Party once it ceases to be affected by the Force Majeure.

Article 20.             Notice

20.1	All notices to be sent in accordance with the provisions of this Agreement shall be in writing, and such notices shall be delivered directly, sent via mail or facsimile to the parties concerned.

Article 21.             Amendment

21.1	No oral explanation or oral information by either party hereto shall alter the meaning or interpretation of this Agreement. No modification, alteration, addition or change in the terms hereof shall be binding on either party unless reduced to writing and duly executed by the parties.

Article 22.             Priority

22.1	In case of contradiction or inconsistency between these general terms and conditions and the Specific Terms, the Specific Terms shall prevail.

Article 23.             Company Name Change

23.1	If there are changes made to company name, representatives, addresses and to any other matters essential to the other party, the party making such changes shall promptly advise the other party of the changes made.

Article 24.             Arbitration

24.1	Prior to any termination of any part of this Agreement, all disputes arising during performance under this Agreement, including with respect to its formation, validity, construction, performance, expiration and/or termination, shall be settled through friendly negotiation between the parties. In case no settlement can be reached within a period of one (1) month (or such other period which the parties may agree upon) starting from the date the dispute arose, the dispute shall be submitted to the exclusive jurisdiction of the competent courts of the Republic of Singapore.

Article 25.             Applicable Laws

25.1	This Agreement and matters connected with the performance thereof shall be construed, interpreted, applied and governed in all respects in accordance with English law, without regard to any conflicts of laws rules.

Article 26.             Severability

26.1	Should any clause, sentence, or paragraph of this Agreement judicially be declared to be invalid, illegal, or unenforceable, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement unless the economic equity of the parties is materially affected thereby: in such event, this Agreement shall be interpreted and construed as if such term or provision, to the extent same shall have been held invalid, illegal or unenforceable, had never been contained herein.

Article 27.             Waiver

27.1	The failure or delay of either party to exercise any right under this Agreement shall not be construed as a waiver of that right, and no waiver of any term or condition of this Agreement shall be valid or binding on either party unless set forth in writing signed by such party.

Article 28.             Entire Agreement

28.1	This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter of this Agreement and merges all prior discussions between them, and neither of the parties shall be bound by any modification of this Agreement, other than as expressly provided in this Agreement or as duly set forth on or subsequent to the date hereof in writing and signed by a duly authorized representative of the party to be bound thereby.

Article 29.             Term

29.1	The term of this Agreement shall enter into effect as of the Effective Date until 30 September 2017. The Agreement shall tacitly renew for successive one (1) years terms unless terminated by either party, by written notice to the other party prior to the expiration of the initial term of the Agreement or any renewed term thereof. Such prior notice shall be (i) at least three (3) months in case VIC Is the terminating party; and (9) at least twenty-four (24) months in case UHQ is the terminating party.

29.2	If there are existing and effective pending orders from VIC when this Agreement expires, this Agreement shall be considered effective until completion of said pending orders.

Article 30.             Cancellation, Termination and Revision

30.1	If either Party violates this Agreement or Individual Agreements, the other party may terminate this Agreement or Individual Agreements as of right, in case such breach is not remedied by the breaching party within thirty (30) days as from notification thereof to such breaching party; and, upon termination of Agreement, both parties agreed to discuss in good faith any outstanding issues that may arise as a result of the cancellation.

30.2	VIC may terminate this Agreement as of right upon thirty (30) days prior written notice to UHQ if the Parties are unable to reach agreement on the reduction of services prices pursuant to Article 9.3 above. During said notice period, UHQ shall supply any Contract Packages ordered by VIC pursuant to the contractual prices In effect immediately prior to termination.

30.3	If Parties desire to terminate this Agreement due to reasons other than those specified in the preceding paragraph of this Article, both Parties may cancel or revise Agreement, in whole or in part, through mutual agreement between the Parties.

30.4	VIC may terminate this Agreement for convenience as of right, subject to providing UHQ with six (6) months prior notice, without any liability or indemnification obligation as a result of such termination.

30.5	In the event of the expiration or any termination of this Agreement, each party's obligations under this Agreement shall immediately cease. However, expiration or termination of this Agreement shall not affect any obligation of a party which accrued prior to such expiration or termination.

30.6	Articles 3, 10, 11, 13, 14 and 16 shall continue to be effective after this Agreement is terminated or expired.

30.7	In the case of expiration and termination, UHQ shall return all items received from VIC, including, without limitation, Vie's test equipment, test software, Technical Information, any ICs or other material provided by VIC and all Contracted Packages made by UHQ as of the effective date of expiration or termination, within two (2) weeks from the date the Agreement is terminated or expired.

Article 31.             No License

31.1	Neither right nor license, either expressed or implied, under any patent, trade secret or any other intellectual property right of each party is granted to the other party except otherwise expressly granted in this Agreement.

Article 32.             Independent Contractor

32.1	The parties hereto shall act in all matters pertaining to this Agreement as independent contractor and nothing contained herein shall constitute either party as the agent of the other.

Article 33.             Fundamental Labor Principles

33.1	UHQ and VIC's policies shall be based upon the conviction of the indissociable character of economic and human development. As a result, the Parties attach importance to the respect of both domestic regulations and international conventions on conditions of work and human rights. The parties undertake to refer to those international conventions and to the "Fundamental Labor Principles", whether those conventions have been ratified or not by the country in which they operate.

33.2	UHQ undertakes to respect and comply with the Fundamental Principles and Rights at Work (referred to here below as the "Fundamental Labor Principles"). To this effect, UHQ undertakes to do what is necessary in view to ensuring that the principles stated in the document entitled "Fundamental Labor Principles", defined here below, are implemented in its own organization and ensures that its employees, agents, and subcontractors comply with the aforementioned principles at all production stages of the Products and for the whole term of the collaboration.

33.3	The Fundamental Labor Principles refer to the international standards defined by the International Labor Organization, which consist notably in the following:

(a)	Child labor

UHQ commits that he shall not have recourse to child work when child is under 15 years old. When the law specifies for a higher age under which work is prohibited or when the age of compulsory school attendance is higher than 15 year old, the latter shall apply.

The educational programs (such as profession training by the way of alternation) shall not fall into this prohibition.

(b)	Forced Labor

UHQ commits that he shall not have recourse to forced labor, that is any work or service required from a person under the threat of any punishment or for which the person has not given his approval.

(c)	Non discrimination

UHQ, pursuant to the domestic regulations, shall not adopt discriminatory practices. The term discrimination includes any distinction, exclusion or preference which has the effect of reducing or impairing equality of opportunity and treatment. Discrimination includes, without limitation, any distinction made on the basis of race, color, sex, religion, political opinion, age, national extraction, family responsibilities, or other considerations.

(d)	Occupational safety and health

UHQ ensures that the workstation and its environment are not harmful to the bodily security and the health of the worker.

●	The reduction of accidental causes and the improvement of work conditions are the object of carefully monitored actions.

●	The comfort station, the refectory as well as accommodations provided by the company shall be built and maintained pursuant to standards as provided by local regulations.

●	UHQ shall at least provide drinking water, clean toilets in a sufficient quantity, an efficient aeration, fire exits, workplaces sufficiently enlightened and access to medical cares.

(e)	Working Hours

UHQ shall ensure that the domestic regulations concerning the duration of work are applied.

The employees shall be awarded at least one day off per week, except in exceptional circumstances and for a limited period of time.

(f)	Remuneration

UHQ ensures that:

●	No remuneration is lower than the minimum legal wage fixed by the country where the services are provided.

●	The employees are normally remunerated, in reference to the wages that are customary in the country.

●	All employees shall receive a pay slip.

33.4	If its established that this commitment has not been respected, the parties agree to meet at the request of VIC and to discuss the reasons of such failure. The Parties shall then study the adoption of corrective measures that will appropriately rectify the failure, including a calendar for their implementation.

33.5	In the event of non-compliance by UHQ with this commitment and in the absence of an agreement by the parties upon the correctives measures, or in the absence of implementation of such measures within three (3) months as from the moment of acknowledgement that this commitment is not respected, VIC will he legitimately entitled to terminate the contract automatically, by notification through registered letter with acknowledgement of receipt, this, without prejudice to any damages.

Article 34.             Agency

34.1	Unless otherwise notified by VIC hereafter, each of Presto Engineering, Inc and Presto Engineering HVM (collectively, "VIC's Agents") shall act as VIC's agent for the day-to-day performance of this Agreement (the "Agency Arrangement"). Each of VIC's Agents may submit purchase orders to UHQ in the name and on behalf of VIC. UHQ shall have no obligation to enquire on the correctness of purchase orders submitted by any of VIC's Agents and shall be bound to treat such purchase orders as being issued by VIC. VIC shall be bound by such purchase orders.

34.2	Notwithstanding Article 34.1, pricing and commercial discussions are to be agreed between VIC and UHQ and VIC shall continue to send its invoices for Contracted Services under this Agreement to VIC, and VIC shall continue to be liable to pay such invoices. VIC waives all objections whatsoever to the disclosure of VIC's confidential information by UHQ to any of VIC's agents for and incidental to the purposes of this Agreement.

34.3	Insofar as the Agency Arrangement is subsisting, the probing- back-end shop floor to be provided by UHQ pursuant to Section 3 of the Specific Terms shall be provided to VIC's Agents instead of VIC under the same terms and conditions as those set out in this Agreement.

IN WITNESS WHEREOF, the parties hereto have prepared 2 original copies of these General Terms in English and each party retains 1 copy respectively after affixing their names and signatures thereon.

Vault-IC France /s/	UTAC Headquarters Pte. Ltd. /s/ Douglas Devine
By: /s/ Date Signed: September 16, 2016 Title: Representing the President	By: Douglas Devine Date Signed: September 19, 2016 Title: Chief Financial Officer

SPECIFIC TERMS

These Specific Terms to the General Terms and Conditions of Supplier Agreement (the "Agreement"), are made and entered into as of the Effective Date (as defined in the Agreement) by and between Vault-IC and UTAC Headquarters Re. Ltd. These Specific Terms hereby amend and complete the General Terms and Conditions of the Agreement.

Section 1. VIC Equipment and Chips

1.1              VIC Equipment

For the purpose of the performance of the wafer probing services by UHQ, VIC will provide to UHQ VIC testing equipment and associated software ("VIC Equipment"). The signature of this Agreement implies the assumption by UHQ of all the responsibilities of a depository. UHQ shall use VIC Equipment under UHQ's responsibility and shall insure VIC Equipment against destruction or loss at their replacement value. UHQ represents that it shall not use VIC Equipment for any purpose other than for the performance of this Agreement and for the exclusive benefit of VIC, unless otherwise agreed with VIC. UHQ represents and warrants that it shall not reproduce, modify or adapt the VIC Equipment and shall ensure that no third party has access to, uses, reproduces, modifies or adapts any of the VIC Equipment, without the prior written consent of VIC. Any VIC Equipment shall remain the exclusive property of VIC and UHQ shall keep any such VIC Equipment clearly labelled as the property of VIC at all times. UHQ agrees that VIC Equipment will not be encumbered in any manner and in case of a seizure of the movable property of UHQ or of the Plant by a third party, UHQ will exclude VIC Equipment from the seized goods.

1.2              VIC Chips

VIC will have its subcontractors provide to UHQ the contactless chips in the quantity necessary for the manufacture of the Contract Packages by UHQ (collectively the "IC Stock").

VIC will fax and/or email to UHQ the delivery slip of materials. When receiving the materials in the UHQ' factory in Bangkok, Thailand ("UHQ Plant"), UHQ shall within 3 working days notify to VIC any nonconformity between the delivery slip and the received materials. Beyond the said 3 days, information on the delivery slip will be deemed as valid and final.

IC Stock shall be shipped by VIC to UHQ on consignment Delivery Duty Paid (DDP) UHQ facility in Bangkok, Thailand pursuant to the 2000 version of the Incoterms.

IC Stock shall be unloaded by the transporter, and safely stored by UHQ in the Plant as VIC's property. In all cases, the IC Stock he carefully segregated from other goods either of the same or different character belonging either to UHQ or to any third party, and shall be marked as VIC's property in the Thai and the English language with a sticker and shall be stored in an area in the Plant separated from and not mingled with other goods of UHQ or of any third party.

IC Stock on consignment hereunder shall be and remain at all times the property of VIC and shall be held by U1-10 as such.

UHQ shall comply with all laws which might in any way affect VIC's ownership of IC Stock and shall indemnify and hold harmless VIC from and against such loss, damage, and/or expense arising out of any levy, attachment, lien, or process involving such IC Stock that results from or is attributed to UHQ's breach, negligence and/or wilful default.

Unless otherwise set out in this Agreement, UHQ shall be responsible for any loss, shrinkage, damage, theft or destruction of the IC Stock during storage and handling and use of such IC Stock where such loss, shrinkage, damage, theft or destruction occurred by reason of UTC's breach, negligence and/or wilful default, and shall be liable for the payment in similar compensation agreement as outlined in Article 13 of the Agreement.

The Parties further agree as follows:

●	VIC to be responsible for obtaining all licenses and approvals that may be required to export the IC Stock from its country of origin, including compliance with all export control restrictions;

●	UHQ to be responsible for obtaining all licenses and approvals required to import the IC Stock into Thailand and clearing the IC Stock through local customs.

Section 2. Disaster Recovery plan

UHQ is required to have documented a specification for Disaster Recovery plan to ensure Business Continuity within 7 days of any incidents as described under Article 19 of the Agreement on Force Majeure. The said specification will be supplied once a year to VIC or at each significant change.

Section 3. Security Requirement for wafer sorting area

UHQ will provide to VIC a probing shop floor that VIC will secure with its own security system. UHQ recognizes that it is essential to observe in this respect the highest possible security and confidentiality measures.

Section 4. Human resources

UHQ agrees to provide or recruit personnel who satisfies the qualifications and professional experience required for the performance of this Agreement. Recruited personnel shall be employed by UHQ and be placed under its sole authority per UHQ Human Resource Employment Policies.

Notwithstanding any clause herein to the contrary, VIC shall not be responsible under any circumstances for personnel employed and/or recruited by UHQ for the performance of this Agreement or otherwise. VIC shall not be responsible under any circumstances for the actions and consequences of the actions of such personnel.

UHQ recognizes and agrees that VIC personnel designated by VIC to UHQ will be authorized to attend the testing services within the secured wafer sorting area and time to time to the different areas linked to the Contracted Services as described in Article 1.4 of the Agreement.

UHQ will allow access to the secured wafer sorting area by said VIC personnel and will provide said VIC personnel with the facilities, equipment and infrastructure access, as described in the Quotation in Schedule 1 to the Agreement.

Section 5. Capacity

By the end of the third calendar quarter of each year, VIC will provide to UHQ its forecast requirements of Contracted Services for the following year. UHQ shall confirm to VIC within 30 days of VIC's forecast whether it is capable of fulfilling such requirements for capacity.

Without prejudice to UHQ's commitment on capacity, UHQ is obliged to inform VIC of any change to reserved capacity when capacity changes are put in action or planned.

IN WITNESS WHEREOF, the parties hereto have prepared 2 original copies of these Special Terms in English and each party retains 1 copy respectively after affixing their names and signatures thereon.

Vault-IC France	UTAC Headquarters Pte. Ltd.
By: Date Signed: Title:	By: Date Signed: Title: